CONFIDENTIAL EMPLOYMENT AGREEMENT

made this 16th day of January, 2007

T A B L E   O F   C O N T E N T S

- ii -

CONFIDENTIAL EMPLOYMENT AGREEMENT

THIS AGREEMENT dated for reference and made effective the 16th day of January, 2007 (the “Effective Date”)

BETWEEN:

DynaMotive Energy Systems Corporation, a body corporate duly incorporated under the law of the Province of British Columbia, having offices at Suite 230, 1700 West 75th Avenue, Vancouver, BC V6P 6G2

(the “Company”)

OF THE FIRST PART

AND:

Anton Kuipers, of 3312 West 8th Avenue, Vancouver, BC V6R 1Y4.

“the Employee”)

OF THE SECOND PART

WHEREAS:

(A)                     The Company is an energy systems company that is focused on the development of innovative energy solutions based on its patented pyrolysis system. Through the application of its technology and know how, the Company intends to tap into abundant organic resources that are generally discarded by the agricultural and forest industries at a cost, and economically convert them into a renewable and environmentally friendly fuel;

(B)                     The Company and the Employee have mutually agreed to evidence the terms of the Employee‘s full time employment by the Company by this Agreement which is to supersede all prior agreements between the parties;

WITNESSETH that the parties mutually agree as follows:

PART 1

INTERPRETATION

Interpretation

1.1                     For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires,

“this Agreement” means this agreement of employment as from time to time supplemented or amended by one or more agreements entered into pursuant to the applicable provisions hereof,

the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular paragraph, subparagraph or other subdivision,

all references to currency means Canadian currency,

a reference to an entity includes any entity that is a successor to such entity,

the headings are for convenience only and are not intended as a guide to interpretation of this Agreement or any portion hereof,

a reference to a statute includes all regulations made pursuant thereto, all amendments to the statute or regulations in force from time to time, and any statute or regulation which supplements or supersedes such statute or regulations, and

“Board” means the board of directors of the Company as from time to time constituted.

PART 2

EMPLOYMENT, TERMS AND DUTIES

Employment

2.1                     The Company hereby employs Employee and the Employee hereby undertakes employment by the Company on a full-time basis upon and subject to the terms and conditions of this Agreement.

Term

2.2                     The Employee shall commence employment hereunder on January 16, 2007. Employment shall continue for a period of three years from commencement date, until terminated pursuant to Part 5.

Title

2.3                     The Employee shall have title of Vice President, Strategic Initiatives.

2.4                     The Employee shall report to the President and Chief Executive Officer of the Company.

Particular Duties

Employee’s responsibilities shall be discussed and agreed with the Company’s Chief Executive Officer and shall be attached as a schedule to this agreement.

General Duties

2.5                     During the term of this Agreement, the Employee will

diligently perform his duties arising under this Agreement to the best of his skill and ability, and attend to his duties on a full-time basis, at the specific times and days as reasonably directed by the Company, excepting holidays, absence due to sickness and other authorized absences as set out in this Agreement.

PART 3

COMPENSATION

Salary and Bonus

3.1                     The Company will pay the Employee an annual salary of CDN$160,000.00 (the “Salary”) payable bi-monthly in arrears, subject to customary amounts held back pursuant to income tax and social securities legislation and the like. The Employee shall receive a signing bonus of $6,666 subject to statutory withholding..

3.2                     The Employee will be eligible for a discretionary bonus of up to 35% of Employee’s annual salary, based on milestones (to be established by the Compensation Committee). Such bonus shall be paid at the sole discretion of the Company to be paid cash or in shares based on the market value at the time of such grant or a combination of both.

Other Benefits

3.3                     In addition to the other compensation set out in this Agreement, the Employee and spouse shall participate in such health, medical, insurance or other benefit plans, including disability insurance coverage effective on the first day of employment, established by the Company from time to time and made available to staff and officers of the Company.

Stock Option

3.4                     The Employee shall participate in the Company’s stock option plan to the extent of a grant of 400,000 3-year stock options exercisable at US$1.15 per share during the term of the employment contract and shall vest as follows: 80,000 shall vest eight (8) months from commencement of employment, provided certain milestones as set by the Compensation Committee are met, otherwise they will vest on an annual basis starting with 80,000 vesting on January 16, 2008; 120,000 shall vest on January 16, 2009 and the balance of 200,000 shall vest on January 15, 2010.

Review

3.5                     On December 31, 2007, and annually thereafter, the CEO will carry out an objective review of the terms of reference of the position held by the Employee, the compensation to the Employee and the Employee‘s performance, and CEO’s review to be presented to the Compensation Committee and Board for approval.

Holidays

3.6                     The Employee shall be entitled to four weeks of annual holidays to be taken at time(s) reasonably satisfactory to the Employee and the Company. Without the prior approval of the Board, the Employee may not carry-over more than two weeks annual vacation from one calendar year to the following calendar year.

PART 4

EMPLOYEE ‘S ADDITIONAL COVENANTS

Confidential Information

4.1                     The Employee acknowledges that in the course of his employment by the Company he will have access to and be entrusted with confidential information and trade secrets of the Company (collectively the “Confidential Information”) relating to the business affairs, customers, suppliers, technology, proprietary rights, patents, research, plans, research data, marketing techniques, manufacturing methods, procedures and techniques, industrial designs, inventions, improvements, discoveries and routines concerning the Company, its business and those of its affiliates and of its customers and their particular business requirements, the disclosure of any which to competitors of the Company or the general public would be highly detrimental to the best interests of the Company or its affiliates, as the case may be. The Employee agrees to maintain the utmost confidentiality respecting the foregoing.

The Employee further acknowledges that in the course of employment by the Company he might, from time to time, be a representative of the Company in negotiations and discussions with others and as such will be significantly responsible for maintaining or enhancing the goodwill of the Company and its affiliates.

The Employee further acknowledges that the right to maintain the confidentiality of the Confidential Information and the right to preserve its goodwill are proprietary rights which the Company is entitled to protect.

No Disclosure

4.2                     The Employee will not, during the term of this Agreement and thereafter, disclose any of the Confidential Information to any person nor will he use the Confidential Information for any purpose other than the best interests of the Company or an affiliate of the Company nor will he disclose or use for any purpose other than those of the Company or its affiliates the private affairs of the Company or of the affiliates of the Company or any other confidential or proprietary information which he might acquire during the course of his employment by the Company with relation to the business and affairs of the Company or its affiliates except:

with the prior written authorization of the Company,

as required to carry out the purposes of this Agreement,

as otherwise permitted under this Agreement, or

where the Confidential Information is in or comes into the public domain through no act or omission of the Employee.

No Competition

4.3                     Except with the prior written consent of the Company or pursuant to this Part 4 during the term of this Agreement and for one year after termination, the Employee will not accept employment or provide services to any person or engage in any business (directly or through any kind of ownership or other arrangement other than ownership of 5% or less of securities of publicly held corporations) which can be reasonably seen as a competitor of the Company and which is involved in the business of researching or commercializing applications associated with the Company’s technology in areas that are being pursued by the Company during or prior to the term hereof or which the Company has expended significant resources in anticipation of future activity and will not at any time after termination hereof:

interfere with the contractual arrangements between the Company and any of its employees, Employees, contractors, suppliers, agents and any one else in a contractual or fiduciary relationship with the Company and will not recruit, hire, assist others in recruiting or hiring any employee of the Company, or take any other action inconsistent with the fiduciary relationship of a senior executive officer to his employer.

Notice of Conflict

4.4                     If the Board, acting reasonably, determines that the Employee is engaging in an activity which it deems to be a conflicting activity and the Employee is so engaged, then the Company will so advise the Employee in writing and the Employee will, as soon as possible in order to minimize any injury to the Company and in any event 10 days, or such longer period as the Company agrees upon, after receipt of notice, discontinue the activity, and

certify in writing to the Company that he has discontinued the conflicting activity including where appropriate by sale or other disposition or by transfer of all such interests, except a beneficial interest, into a “blind trust” or other fiduciary arrangement over which the Employee has no control, direction or discretion; or

advise the Company that he disputes the conflict and the matter shall be referred to arbitration.

Exceptions

4.5                     Nothing in Part 4 will operate to prevent the Employee from owning shares of any corporation, the shares of which are listed for trading on any stock exchange or which are traded on the over-the-counter market, provided that the shareholding does not constitute 5% or more of the equity of the corporation;

acquiring any business (whether by the purchase of shares, assets or otherwise) for bona fide commercial reasons where an incidental part of the business would otherwise be prohibited under this Agreement but only if the Employee and his affiliate(s) and associate(s), as the case may be, use their best efforts to divest themselves upon reasonable terms and with all reasonable speed of the incidental parts;

serving as an officer or director, or be involved in, or receive any compensation from any other entity which does not compete with the Company provided that the Employee would not be otherwise in conflict with his obligations of loyalty to the Company and to render his full-time services to the Company and its affiliates during the term of his employment by the Company; or

Company’s Proprietary Rights

4.6                     Notwithstanding anything else in this Agreement, it is expressly acknowledged and understood by the Employee that all the work product of the Employee while employed full time by the Company pursuant to the terms hereof (except work product relating to activities described in paragraph 4.5) shall belong to the Company absolutely, and notwithstanding the generality of the foregoing, all patents, inventions, improvements, notes, documents, correspondence, produced by the Employee during the term of employment hereunder shall be the exclusive property of the Company. The Employee further agrees to execute without delay or further consideration any patent assignments, conveyances, other documents and assurances as may be necessary to effect the intent of this provision.

Special Remedies

4.7                     The Employee acknowledges his obligations under this Part 4 are of a special character and that in the event of any conduct by him in violation of this Agreement or any of these obligations, the Company will sustain irreparable injury and that money damages will not provide an adequate remedy therefor. Accordingly, the Employee agrees that in addition to other remedies and damages available to the Company at law or otherwise and if the Company so elects, the Company is entitled to institute and prosecute proceedings either at law or in equity in any court of competent jurisdiction,

to obtain damages for the conduct,

to enforce specific performance,

to obtain any other relief or any combination of the foregoing which the Company may elect to pursue.

4.8                     If any restriction as to time, area, capacity or activity imposed on the Employee by this Agreement is finally determined by a Court of competent jurisdiction to be unenforceable (the “Offending Restriction”) and so often as it occurs, the Employee agrees that upon written notice from the Company specifying for inclusion in this Agreement a lesser time or area, fewer capacities or an activity of lesser scope than now contained in this Agreement (the “Lesser Restriction”), then this Agreement will be deemed to be amended by the substitution of the Lesser Restriction for the Offending Restriction insofar as is lawfully enforceable.

PART 5

TERMINATION

Voluntary Termination

5.1                     Subject to paragraph 5.2, the Employee‘s employment may be terminated before the end of the then current term of this Agreement on

(a)        the effective termination date set out in any notice given by the Company to the Employee of not less than 30 days notice and in any notice given by the Employee to the Company on the same basis, or

(b)        the effective termination date as set out in any agreement between the Company and the Employee for voluntary termination.

If Company Terminates

5.2       (a)        If the Company gives notice under subparagraph 5.1(a) then at the Company’s option either the Company will pay to the Employee an amount equal to nine (9) months notice (equivalent to his then current monthly salary payable under paragraph 3.1) during the first year of employment and six (6) during the remainder of the term of employment, of the which the Employee will accept as full compensation for the termination, or the Employee need not perform services during the notice period for the salary and other consideration then in effect.

(b)        If the Company gives notice under subparagraph 5.1(a) within 6 months of a change of control of the Company then the amount payable to the Employee under Section 5.2(a) above, shall be an amount equal to 12 months of his then-current salary. For the purpose of this Agreement “change of control” means the acquisition by an acquiror (or group of acquirors acting in concert) of a number of shares which at any time aggregate 50.1% of the outstanding shares of the Company and, as a result of such acquisition, a majority of the board of directors is changed within three months.

Termination for Just Cause and Other Events of Early Termination

5.3                     Despite any other term of this Agreement to the contrary, the Employee‘s employment (and any office held by him) by the Company may be terminated by the Company without a notice period prior to the expiration of the then current term of this Agreement upon the first to happen of the following:

(a)        the death of the Employee;

(b)        the receipt by the Employee of written notice from the Company terminating his employment for just cause where “just cause” means any of the following events:

(i)        any material or persistent breach by the Employee of the terms of this Agreement;

(ii)       conviction of a felony or of any crime involving moral turpitude, fraud or misrepresentation, or money or property to the Company or any affiliate of the Company,

(iii)      a willful failure or refusal by the Employee to satisfy his obligations to the Company under this Agreement including without limitation, specific lawful directives, reasonably consistent with this Agreement, of the Board of Directors,

(iv)       any grossly negligent or willful conduct of the Employee that directly results in substantial loss or injury to the Company; however no termination is deemed to be for just cause under this Agreement, except for termination for a conviction under subparagraph 5.3(c)(ii), or an act constituting just cause which has already occurred and which is ascertained to have caused the Company a financial loss or loss of goodwill, unless the Board first gives written notice to the Employee advising of the acts or omissions that constitute failure or refusal to perform his obligations and the failure or refusal continues after the Employee has had a reasonable opportunity to correct the acts or omissions as set out in the notice.

Effect on Termination under Paragraph 5.3

5.4                     If the Company terminates the Employee‘s employment under paragraph 5.3, then he is not entitled to receive and the Company will not pay any salary, damages or other sums as a consequence of the termination except for salary and unpaid and reimbursable expenses accrued but unpaid to the effective termination date and the Employee shall resign from any office with the company or an affiliate which the Company can not by itself lawfully terminate. Any stock options granted to the Employee that have vested shall survive such termination and shall remain exercisable subject to the conditions of Clause 4 of the Stock Option Agreement.

Return of Property

5.5                     On the effective termination date, the Employee will deliver up to the Company, in a reasonable state of repair, all property including without limitation, all copies, extracts and summaries, whether in written, digital, magnetic or electronic form, of documents and information of the Company in the possession or under the control or direction of the Employee at the termination date.

Resignation of Office

5.6                     Upon termination of this Agreement, the Employee will resign as an officer of the Company and of any subsidiaries or affiliates of the Company, and of any other entity where the Employee has been appointed or nominated by the Company

PART 6

GENERAL

Further Assurances

6.1                     Each party will, at its own expense and without expense to any other party, execute and deliver the further agreements and other documents and do the further acts and things as the other party reasonably requests to evidence, carry out or give full force and effect to the intent of this Agreement.

Assignment

6.2                     Neither party may assign any right, benefit or interest in this Agreement without the prior written consent of the other party. Any purported assignment without such consent will be void.

Severability

6.3                     If any one or more of the provisions contained in this Agreement or the application of any of them to a person or circumstance is held by a court to be illegal, invalid or unenforceable in respect of any jurisdiction, then to the extent so held, it is separate and severable from this Agreement but the validity, legality and enforceability of the provision will not in any way be affected or impaired in any other jurisdiction and the remainder of the Agreement or the application of the provision to persons or circumstances other than those to which it is held to be invalid, illegal or unenforceable is not affected unless the severing has the effect of materially changing the economic benefit of this Agreement to the Employee or the Company.

Waiver and Consent

6.4                     No provision of this Agreement may be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by the Employee and on behalf of the Company by an officer specifically designated by the Board. No waiver by a party at any time or any breach by the other party of a term of this Agreement or of performance of an obligation to be performed by the other party under this Agreement is deemed to be a waiver of similar or dissimilar terms or obligations at the same, any prior or subsequent time.

Notice

6.5                     A notice, demand, request, statement or other evidence required or permitted to be given under this Agreement (a “notice”) must be written. It will be sufficiently given if delivered to the address of a party set out on Page 1 and if delivered in person to the Employee either by certified mail or courier so that a delivery receipt is obtained, or delivered to the Company or the President of the Company, as the case may be, either by certified mail or courier so that a delivery receipt is obtained.

At any time, a party may give notice to the other party of a change of address and after the giving of the notice, the address specified in the notice will be considered to be the address of the party for the purpose of this paragraph.

Any notice delivered or sent in accordance with this paragraph will be deemed to have been given and received

(a)        if delivered, then on the day of delivery,

(b)        if mailed, on the earlier of the day of receipt and the 7th business day after the day of mailing, or

(c)        if sent by telex, telegram, facsimile or other similar form of written communication, on the first business day following the transmittal date.

(d)        if a notice is sent by mail and mail service is interrupted between the point of mailing and the destination by strike, slowdown, force majeure or other cause within three (3) days before or after the time of mailing, the notice will not be deemed to be received until actually received, and the party sending the notice will use any other service which has not been so interrupted or will deliver the notice in order to ensure prompt receipt.

Binding Effect

6.6                     This Agreement will enure to the benefit of and be binding upon the respective legal representatives and successors. This agreement is otherwise personal and non-assignable.

Arbitration

6.7                     All disputes between the Company and the Employee relating to this Agreement or the conduct or application of this Agreement which are not resolved, will be referred by the parties to a single arbitrator in Victoria, British Columbia, for resolution in accordance with and under the provisions of the Commercial Arbitration Act of British Columbia.

Governing Law

6.8                     This Agreement will be interpreted under and is governed by the laws of the Province of British Columbia and the laws of Canada that are applicable and, except for matters which cannot properly or lawfully be resolved by arbitration pursuant to paragraph 6.7, the courts of the Province of British Columbia will have exclusive jurisdiction to entertain any action arising under this Agreement and the parties hereby attorn to the jurisdiction of those courts.

6.9                     Time is of the essence in the performance of each obligation under this Agreement.

Counterparts

6.10                    This Agreement and any other writing delivered pursuant to this Agreement may be executed in any number of counterparts with the same effect as if all parties to this Agreement or such other writing had signed the same document and all counterparts will be construed together and will constitute one and the same instrument.

Entire Agreement

6.11                    This Agreement constitutes the entire agreement between the parties in respect of the employment of the Employee by the Company for any matter and supersedes and replaces all prior negotiations, written or oral understandings, agreements made between the parties.

Survival of Terms

6.12                    The provisions of Section 4.1, 4.2, 4.3, 4.4, 4.5, 4.6, 4.7, 4.8, 5.3, 5.4, 5.5 and 5.6 shall survive the termination of this Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement effective as of the day and year first above-written.

The Common Seal of		)
DynaMotive Energy Systems Corporation		)
was affixed in the presence of:		)
)
		)	C/S
Per:	/s/ R. Andrew Kingston	)
	Authorized Signatory	)

Per:
Authorized Signatory

Signed, Sealed and Delivered by the Employee	)
in the presence of:	)
)
/s/ Laura Santos	)
	)	/s/ Anton Kuipers
Witness (Signature))		ANTON KUIPERS
)
Laura Santos	)
Name (please print))
)
)
Suite #10720, Gilmore Cres.	)
Address	)
)
)
Richmond, BC	)
City, Province	)

STOCK OPTION AGREEMENT

This Agreement effective this 16th day of January, 2007.

BY AND BETWEEN:

ANTON KUIPERS
3312 West 8th Avenue
Vancouver, BC V6R 1Y4

(hereinafter referred to as the "Employee")

AND

DYNAMOTIVE ENERGY SYSTEMS CORPORATION
230-1700 West 75th Avenue
Vancouver, B.C. V6P 6G2

(hereinafter referred to as "DynaMotive").

WHEREAS, DynaMotive has required the Employee to act as a Employee of the Company.

WHEREAS, DynaMotive desired to grant the Employee an option to purchase Common Shares in the Company.

NOW THEREFORE IT IS AGREED:

1.

DynaMotive grants to the Employee an option to purchase a total of 400,000 Common Shares (hereinafter called the "Options") exercisable at $1.15 per share, (subject to adjustment as hereinafter provided), such option terminating at the closing of business (Vancouver time) three years from vesting date.

2.	Such options shall vest as follows:

80,000 options eight (8) months from commencement of employment, provided certain milestones as set by the Compensation Committee are met or otherwise on January 16, 2008;
120,000 options on January 16, 2009; and
200,000 options on January 15, 2010.

3.

In order to exercise the option, the Employee shall, no later than the close of business (Vancouver time) three years from vesting date, give written notice to DynaMotive of his/her intention to exercise the Option in whole or in part, such notice to be accompanied by cash or certified cheque, payable to DynaMotive Energy Systems Corporation in the appropriate amount. After receipt of such notices, DynaMotive shall issue a Treasury Order to its Registrar and Transfer Agent in the required number of Common Shares.

4.

The Option shall be in full force and effect and exercisable only so long as the Employee shall continue in the capacity as an Employee of DynaMotive and shall terminate at the close of Business on the date which is thirty (30) calendar days after which the Employee ceases to be an Employee of DynaMotive. Any unexercised portion of such Option may not be exercised by the Employee after such date. However, should the Employee die during the term of the Option, any unexercised portion of the Option shall be available for exercise by the Employee's estate within twelve (12) months after the date of the Employee's death.

5.	The Option granted is personal to the Employee and may not be assigned nor transferred in whole or in part.

6.	The exercise of this Option or any amendments to this Agreement may be subject to the prior approval, where necessary, by certain securities legislation or jurisdictions.

7.

In the event that there is any material change in the Common Shares of DynaMotive through the declaration of stock dividends or stock splits or consolidations or exchanges of shares, the number of Common Shares subject to Option and the Option price thereof shall be adjusted appropriately by the Board of Employees and such adjustment shall be effective and binding for all purposes of this Agreement.

8.

In the event that DynaMotive shall amalgamate, consolidate with, or merge into another corporation, the Employee will thereafter receive, upon the exercise of the Option, the securities or property to which a holder of the number of Common Shares then deliverable upon the exercise of the within Option would have been entitled to upon such amalgamation, consolidation, or merger and DynaMotive will take steps in connection with such amalgamation, consolidation, or merger as may be necessary to ensure that those provisions hereof shall thereafter be applicable, as near as reasonably may be, in relation to any securities or property thereafter deliverable upon the exercise of the Option granted herein. A sale of all or substantially all of the assets of DynaMotive for a consideration (apart from the assumption of obligations) a substantial portion of which consists of securities shall be deemed a consolidation, amalgamation or merger for the purposes hereof.

9.

This Agreement shall enure to the benefit of and be binding upon the parties hereto and upon the successors or assigns of DynaMotive and upon the executors, administrators and legal personal representatives of the Employee.

10.

This Agreement shall be governed, construed and enforced according to the laws of the Province of British Columbia and is subject to the exclusive jurisdiction of the courts of the Province of British Columbia.

IN WITNESS WHEREOF the parties hereto have hereunto executed this Agreement as of the day and year first above written.

THE COMMON SEAL OF DYNAMOTIVE	)
ENERGY SYSTEMS CORPORATION	)
was hereunto affixed in the	)
presence of:	)	C/S
)
/s/ R. Andrew Kingston	)

)

SIGNED, SEALED AND DELIVERED	)
by the Employee in the presence	)
of:	)
)
/s/ Laura Santos	)
Name	)
	)	/s/ Anton Kuipers
	)	ANTON KUIPERS
)
Suite #10720, Gilmore Cres., Richmond, BC	)
Address	)
)
)
Corporate Secretary	)
Occupation